INVEST IN **AERIAL RESUPPLY COFFEE**

Caffeine & Support for a New Generation of Veterans


PREMIUM COFFEE FOR A NEW GENERATION OF VETERANS
AERIAL RESUPPLY
Coffee
FIRE WATCH
100% COLOMBIAN MEDIUM BLEND
WWW.AERIALRESUPPLYCOFFEE.COM

aerialresupplycoffee.com Charlottesville VA

Highlights

1. On track for 5x projected revenue growth in 2023
2. ARC founder spent 20 yrs in logistics for the biggest industry in the world (US Military)
3. Poised well to capitalize on a 3-tired distribution model: DTC, B2G, "in-store" veteran experience
4. Already a $90 lifetime customer value, with early brand recognition
5. Our subscription model has increased 56% YoY
6. B2B launches with Kroger & VT Athletics this summer
7. Nationally-recognized, veteran-owned non-profit Support partner secured: 22Zero.org
8. Soon ARC becomes THE modern veteran support system: coffee shop, gym, coworking, shooting range, etc

Our Team



Michael Klemmer
Founder & CEO

Building a Veteran-Owned Coffee Company. Army Veteran. Father. Entrepreneur.

Will Johnson Director of Sales

Mack Johnson Social Media Marketing

Mara Klemmer Graphic Designer

Built the entire line of flavored coffee products, graphics, and marketing

Pitch


AERIAL RESUPPLY
Coffee
SINCE 2021
Caffeine & Support
for a New Generation of Veterans


Aerial Resupply
Who Is Speaking To This
New Generation of Veterans?
Legacy Veteran Support Systems Are Not Supporting Everyone
10% eligible veterans who actually joined the VFW
67 average age of an American Legion member
Current Veteran-Owned CPG Brands Are Divisive & Polarizing
-82% 5-quarter stock depreciation value of the leading veteran-owned coffee brand
5% difference in political party identification among veterans


Aerial Resupply
AERIAL RESUPPLY
Coffee
SINCE 2021
Aerial Resupply Coffee
Caffeine & Support
for a New Generation of Veterans
Stay Caffeinated
Great Coffee
- Everyday roasts, 2x-caffeinated, ground, whole bean & K-cup.
Without The Bull****
- We don't play the politics game. Supporting every veteran & unsung hero.
Support Forward
Virtual Community
- Veteran-run support orgs. for healing, rebuilding & thriving in civilian life.
Gathering Spaces
- Modern day veteran support system: coffee shop, gym, co-working space, shooting range, etc.
"We support first responders, active military, their families, veterans, and the unsung heroes who work behind the scenes supporting all of us. First with coffee, but forward-looking to a supportive community and modern day gathering spaces." ~ Mike Klemmer


Spectre
Spectre is our darkest espresso roast -- because it's best when black. Just like the guys & gals that fly the AC130, which only operates at night, I wanted to pay homage to those who that keep the world running while the rest of us sleep.
Fair Trade / South America, Africa, Indonesia
Dark Roast
M.O.A.B.


SPECTRE
DARK ROAST ESPRESSO BLEND
12 OZ / 340 G
VETERAN-OWNED
MOAB
DOUBLE-CAFFEINATED
ROBUSTA BEAN COFFEE

Mother of All Brews, named for the Mother of All Bombs. The actual weapon, MOAB, is the largest non-nuclear ever dropped in combat. Like this HUGE weapon, MOAB is a powerhouse double caffeinated coffee.

100% Robusta Bean, Medium Roast
Double Caffeinated.


AERIAL RESUPPLY
Coffee
FIRE WATCH
100% COLOMBIAN MEDIUM BLEND
K-CUPS
15W40
ITALIAN DARK ROAST

Fire Watch

Oh, Fire Watch... being woken up at 2am so you can sit awake & watch over everyone to ensure their safety, just to wake up the next person at 3 am... then try to go back to sleep for 90 mins before everyone is woken up for the day ahead. What better name for a coffee, than a nod to the need to stay awake!

100% Colombian Supremo
Medium

15W40

Military coffee often looks & acts like motor oil. We want our coffee to be as strong as possible. Hence, 15W40. Catered mostly to mechanics & a nod to those that work on machinery, this roast really is about the people who work to keep the gears of society going.

100% Colombian Supremo
Dark roast

Aerial Resupply

CUSTOMER TESTIMONIALS

"*I absolutely love this new Aerial Resupply Coffee. It has a great taste without being too bold. I'm a new fan of ARC, that's for sure.*"
Gordon Sumner

"*I am a fan of coffee that has a punch. 15W40, like you would expect with a name like that, delivered. Enough of a bite to the taste to let you know you are drinking the real deal. As the name implies, this will keep all the body parts moving throughout the day.*"
Don McKeefery

"When I opened the bag I thought wow, this is the best smelling coffee I've ever smelled, so nutty. Loved the smell & it made an incredibly smooth silky pot of coffee. ARC bumped other brands off my list; I'm a customer for good now!"
Melissa Gandy

Aerial Resupply

Separating Our Brand


Hands-On Support For a New Generation of Veterans
Divisive Veteran Owned Brand
Inclusive & Non-Polarizing, Veteran Owned Brand
Hands-On Support NOT Build Into Business Model
BRCC
BLACKOUT COFFEE CO.
AERIAL RESUPPLY Coffee
rip it
Invader COFFEE

Aerial Resupply

Our Distribution Channels

Market Entry	Market Growth	Core Market
Direct-To-Consumer / Biz	Business-To-Government	Brick & Mortar Support Systems
- DTC online driven by 39K+ personal following - 3PL aids in signing w/ food service providers	- DOD fed-mandated 5% on vet./min. owned SMBs - Veteran Affairs only contracts w/ vet. owned	Modern day veteran support system: coffee shop, gym, co-working space, shooting range, etc.
1	2	3

Certified veteran owned + 3PL corp. structure + intimate knowledge & connections in B2G purchasing space =

This is our differentiator, our end goal, the core reason we started.


we are particularly well suited to capitalize here
and what you are investing in today


22Zero
Core by-veteran-for-veteran non-profit partner
VT Athletics
Sponsorship & game day distrib. partnership starts Fall '23
aramark
Amazon
Debuted on platform in 6 months of co. launch
Aramark
Using 3PL & local connects to enter relationship
Current Deals & 18 Month Pipeline
Kroger
Kroger - Cville
Current 3 store local launch w/ regional expansion when successful
Army Air Forces Exchange
The "Walmart" of DOD installations - Key focus over the coming 18 months


Aerial Resupply
Mike Klemmer
Founder, Veteran, Father
Mike & Nikki Klemmer are the founders of Aerial Resupply Coffee. For 20 years as a logistics officer in the U.S. Army, my career was to provide people with beans, bullets, and beds. I was a part of the unsung hereo's supporting the courageous front line. After years of post-service, logistics work for public-private companies, I've gone all in on my passion of providing premium roasted coffee & community support to veterans and all of the unsung heroes behind the scenes, that keep our society running.
Logistics & distribution are key in this business, and having spent 20 years doing just that with the biggest industry in the world (the US military), and another couple of decades working logistics in civilian life, I feel confident in our ability to expand ARC to distribution points across the USA.
SDVOSB
A Logistics & Distribution Leader


Aerial Resupply
Aerial Resupply By The Numbers
4,000
Total Orders Last Year
5x
Projected Growth in 2023
$90
Lifetime Value of Customer
56%
YOY Increase in Subscriptions


Aerial Resupply
$10M
$7.5M
$5M
$2.5M
Rev. $4500K
Exp. $300K
$73K
$1M
$5M
FINANCIAL PROJECTIONS
2021
2022
2023
2024
2025
2026
2027
DTC Orders
500
4,000
8,000
16,000
40,000
80,000
200,000
Employees
1
1
2
3
5
8
10

Forward-looking projections are not guaranteed.


Aerial Resupply
We have bootstrapped ARC to it's current position with just $50K in personal savings. As of Q2-'23, we are profitable with a comfortable cushion in the bank. But great coffee is really just the marketing machine for the larger community vision of Aerial Resupply. It is time to begin our work supporting a new generation of veterans with hands-on and virtual support.
Bootstrapping
$50K
$500K
Bringing in Growth Partners
As a Service Disabled Veteran Owned Business, it is important that we keep 50%+ ownership for as long as possible, in order to capitalize on government conctracts & cheaper funding options.
$60K - Growth Marketing
$140K - 2x Salaries
$100K - CAPEX
$200K - Operating Cash
$500K current raise


Aerial Resupply
Assumptions:
(1) AVG annual return in the market of 6%
(2) Rev Share based off current projections + terms of investment (2x payback / 3% Rev.)
$20,000
$17,500
$15,000
$12,500
$10,000
Today
Yr 1
Yr 2
Yr 3
Yr 4
Yr 5
Yr 6
Revenue Share
Stock Market
Revenue Share

Forward-looking statements are not guaranteed.


Turning $500K Into $1 Billion
Aerial Resupply
CURRENT
NEXT 6
NEXT 18
SERIES A
LIQUIDITY
Solopreneur
COO, Sales & Marketing (B2B)

CFO, VP of B2G, CPO, CMO
60%+ Veteran-led Team
1x Roasting Facility
2nd Roasting & Dist. Facility

First 3 Veteran Support Locations
50+ Support Locations
DTC
Key B2C Non-Profit Partners / Local Grocery
Corp. Food Service / Government Contracts
National B2B Expansion / "In-Store" Experiences
Black Rifle-level Brand Awareness

Forward-looking statements are not guaranteed.


Mike
Nikki
Mara
AERIAL RESUPPLY
Coffee
SINCE 2021
Caffeine & Support
for a New Generation of Veterans

Downloads

[Aerial Resupply Revenue Share Projections.pdf]